Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges as well as any deficiency of earnings are determined using the following applicable factors:

•	Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to non-controlling interests.

•	Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

	Year Ended December 31,			Three Months Ended March 31,
(in thousands, except ratios)	2015	2016	2017	2018
				(unaudited)
Fixed charges:
Interest expense	$1,075	$1,345	$1,787	$21

Total fixed charges	$1,075	$1,345	$1,787	$21

Earnings available for fixed charges:
Loss before income taxes	$(6,191)	$(6,860)	$(9,820)	$(1,191)
Add: Fixed charges	$1,075	$1,345	$1,787	$21
Add: Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	$—	$—	$—	$—
Total earnings (loss) available for fixed charges	$(5,116)	$(5,515)	$(8,033)	$(1,170)

Deficiency of earnings available to cover fixed charges	$(6,191)	$(6,860)	$(9,820)	$(1,191)